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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~102440~~

8-52131

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jettrade, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

463 Ohio Pike, Suite 105
_____
(No. and Street)

Cincinnati	Ohio	45255-3722
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
H. Garrett Frey   513-232-2800
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.D. Cloud & Co. L.L.P.
_____
(Name – *if individual, state last, first, middle name*)

120 East Fourth Street, 1100 Mercantile Center,	Cincinnati,	OH	45202
(Address) (City)		(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____H. Garrett Frey_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____JetTrade, Inc._____ , as

of _____December 31_____ , 20 09____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
Signature

I witnessed H. Garrett Frey signature
On February 25th 2010.

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JETTRADE, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2009

-CONTENTS-

Developing People for Superior Service

J.D. Cloud & Co. L.L.P. | www.jdcloud.com

Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337



JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

INDEPENDENT AUDITORS' REPORT

To the Shareholders
JetTrade, Inc.
Cincinnati, Ohio

We have audited the accompanying statements of financial condition of JetTrade, Inc. as of December 31, 2009 and 2008, and the related statements of income, shareholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JetTrade, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

February 23, 2010

Member CPA Associates International, Inc. with
Associated Offices in Principal U.S. and International Cities

JETTRADE, INC.

STATEMENTS OF FINANCIAL CONDITION

At December 31, 2009 and 2008

		2009	2008
ASSETS:			
Cash and cash equivalents	$	**50,054**	58,498
Commissions receivable		**10,883**	15,922
Accounts receivable - other		**7,000**	-
Secured demand note collateral		**57,895**	52,103
Deferred income tax		**2,850**	2,850
TOTAL ASSETS	$	**128,682**	129,373

- LIABILITIES AND SHAREHOLDERS' EQUITY -

LIABILITIES:			
Accrued liabilities	$	**2,436**	-
Subordinated borrowings		**57,895**	52,103
TOTAL LIABILITIES		**60,331**	52,103
SHAREHOLDERS' EQUITY:			
Common stock; no par value, 500 shares authorized,			
100 shares issued and outstanding		**50,000**	50,000
Additional paid-in capital		**148,731**	125,731
Retained earnings (deficit)		**(130,380)**	(98,461)
TOTAL SHAREHOLDERS' EQUITY		**68,351**	77,270
TOTAL LIABILITIES AND			
SHAREHOLDERS' EQUITY	$	**128,682**	129,373

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF INCOME

For the years ended December 31, 2009 and 2008

	2009	2008
COMMISSION INCOME	$ 396,168	364,176
OPERATING EXPENSES:		
Commission and clearing fees	236,490	207,250
Salaries and benefits	42,132	44,406
Service fees	144,037	127,263
Interest expense	5,000	5,167
TOTAL OPERATING EXPENSES	427,659	384,086
OTHER EXPENSE:		
Other expense	428	254
INCOME TAX EXPENSE	-	-
NET LOSS	$ (31,919)	(20,164)

The accompanying notes to financial statements are an integral part of these statements.

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance – January 1, 2008	$ 50,000	85,731	(71,298)	64,433
Net loss			(20,164)	(20,164)
Capital contribution		40,000		40,000
Adjustment to subordinated borrowing			(6,999)	(6,999)
Balance – December 31, 2008	50,000	125,731	(98,461)	77,270
Net loss			**(31,919)**	**(31,919)**
Capital contribution		**23,000**		**23,000**
Balance – December 31, 2009	**$ 50,000**	**148,731**	**(130,380)**	**68,351**

The accompanying notes to financial statements are an integral part of these statements.

JETTRADE, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (31,919)	(20,164)
Adjustments to reconcile net loss to net cash		
flows from operating activities:		
(Increase) decrease in commision receivable	5,039	(5,275)
(Increase) decrease in account receivable - other	-	58,898
Increase (decrease) in accrued liabilities	2,436	(94,209)
NET CASH FLOWS FROM OPERATING ACTIVITIES	(24,444)	(60,750)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Adjustment to subordinated borrowing	-	(6,999)
Capital contribution	16,000	40,000
NET CASH FLOWS FROM FINANCING ACTIVITIES	16,000	33,001
NET DECREASE IN CASH AND CASH EQUIVALENTS	(8,444)	(27,749)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	58,498	86,247
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 50,054	58,498

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

The accompanying notes to financial statements are an integral part of these statements.

	2009	2008
Subordinated borrowings - January 1	$ 52,103	50,000
Increase - Change in secured demand note collateral value	5,792	2,103
Subordinated borrowings - December 31	$ 57,895	52,103

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - **SIGNIFICANT ACCOUNTING POLICIES**

JetTrade, Inc. (the "Company") is a broker-dealer, located in Cincinnati, Ohio. The Company's primary source of revenue is providing brokerage services to individuals. The Company is registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the Financial Industry Regulatory Authority (FINRA).

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES-
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS-
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

RECEIVABLES AND CREDIT POLICIES-
Commissions receivable are stated at the amount billed and represent uncollateralized clearing broker obligations due under normal trade terms requiring payment within 30 days. Payments of commissions are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts. Management reviews the accounts receivable and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary.

SECURITIES TRANSACTIONS-
Profit and loss arising form all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Gain or loss from transactions in the secured demand note collateral belong to the lender and are therefore excluded from the Company's results of operations.

NOTE 1 - **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

INCOME TAXES-
Income taxes are accounted for using the liability method. Under this method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

Deferred tax assets are the result of net operating loss carry forwards adjusted for a valuation allowance. The valuation allowance reflects management's estimate of the loss carry forward that may not be realized.

The Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", (Codified in FASB ASC 740 "Income Taxes"). The standard provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in financial statements. The financial statement impact of a tax position is recognized when it is more likely than not that the position will be sustained upon examination. In examining its tax positions, the Company assumes that the positions will be examined by the appropriate taxing authority, and the taxing authority would have full knowledge of all relevant information. The measurement of tax positions is based on management's best judgment of the amount the taxpayer would ultimately accept in a settlement with taxing authorities. The adoption of this standard did not have an effect on the Company's financial position, results of operations or cash flows.

NOTE 2 - **SUBORDINATED BORROWINGS AND SECURED DEMAND NOTE COLLATERAL**

Subordinated borrowings, subject to a collateral agreement, consisted of a subordinated demand note with a current balance of $57,895 and $52,103 at December 31, 2009 and 2008, respectively. The note is due August 31, 2029 and bears interest at 10% annually. Interest expense and interest paid on the borrowing amounted to $5,000 and $5,167 during the years ended December 31, 2009 and 2008.

The subordinated debt is available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has accepted collateral consisting of a money market account with a balance of $57,895 at December 31, 2009 for the secured demand note. The Company is permitted, by contract, to sell or pledge this collateral provided the balance, after any applicable discounts, remains at least equal to $50,000.

NOTE 3 - INCOME TAXES

The provision for income tax expense consists of the following:

	2009	2008
Current tax benefit	$ (4,098)	(3,022)
Deferred tax expense	4,098	3,022
Income tax expense	$ -	-
Gross deferred tax assets	$ 18,043	13,945
Valuation allowance	(15,193)	(11,095)
Net deferred tax asset	$ 2,850	2,850

The Company has net operating loss carry forwards of $93,000 that may be applied against future taxable income. The net operating losses will expire from 2021 through 2028. The Company's tax returns for the years 2006 and after are subject to possible examination by governmental agencies.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The Company's minimum capital requirement is the greater of $100,000 or 6 2/3% of its aggregate indebtedness. At December 31, 2009, the Company had net capital, as computed under Rule 15c3-1, of $122,238 which was $22,238 greater than its required net capital of $100,000. The Company had an immaterial amount of aggregate indebtedness as of December 31, 2009.

NOTE 5 - EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for customers or owe money or securities to them. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of Rule 15c3-3.

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

NOTE 6 - **RELATED PARTY TRANSACTIONS**

The Company is 99% owned by JetTrade Holdings, LLC ("LLC"), an entity that provides the Company the use of premises, furniture and equipment, and provides accounting, advertising, internet access, and other services. The Company reimburses the expense for which it is responsible. Total fees paid to LLC under this arrangement were $143,727 and $126,770 for the years ended December 31, 2009 and 2008. In addition, the majority owner of LLC transacts trades for the Company. Commissions and clearing fees of $236,490 and $207,250 were paid to the majority owner during the years ended December 31, 2009 and 2008, respectively.

Accounts receivable other of $7,000 at December 31, 2009 consists of a balance due from LLC in connection with a capital contribution from LLC to the Company. The receivable is secured by a pledge of the majority owner's interest in LLC.

NOTE 7 - **FINANCIAL INSTRUMENTS**

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash instruments. The Company places its cash investments with high-credit-quality financial institutions. Management does not believe significant credit risk exists at December 31, 2009.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through another clearing broker. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

NOTE 8 - **SUBSEQUENT EVENTS**

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2009, through February 19, 2010, the date the financial statements were available to be issued, for purposes of recognition and disclosure in the financial statements.



Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION

To the Shareholders
JetTrade, Inc.
Cincinnati, Ohio

We have audited the accompanying financial statements of JetTrade, Inc. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 23, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. D. Cloud & Co. C.C.P.

Certified Public Accountants

February 23, 2010

Member CPA Associates International, Inc. with
Associated Offices in Principal U.S. and International Cities

JETTRADE, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

NET CAPITAL:		
Total shareholders' equity	$	68,351
Deduct - shareholders' equity not allowable for net capital		-
Total shareholders' equity qualified for net capital		68,351
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		57,895
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		126,246
Deductions and/or charges - Non-allowable assets:		
Deferred income tax		2,850
Net capital before haircuts on securities positions		123,396
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]		
Trading and investment securities:		
Other securities		(1,158)
Undue concentrations		-
NET CAPITAL	$	122,238

See Independent Auditors' Report on Supplementary Information.

-12-

JETTRADE, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009
(Continued)

AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition:
Accrued expenses $ 2,436

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
Greater of 6 2/3% of aggregate indebtedness or $100,000:
6 2/3% of agregate indebtedness $ 162

Minimum dollar net capital requirement $ 100,000

Excess net capital $ 22,238

Excess net capital at 1000% $ 121,994

Ratio of aggregate indebtedness to net capital 0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:
Net capital, as reported in Company's Part II
(Unaudited) FOCUS report $ 122,238
Non-allowable assets -
Net audit adjustments -

NET CAPITAL $ 122,238

See Independent Auditors' Report on Supplementary Information.

JETTRADE, INC.
SCHEDULES II and III - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

See Independent Auditors Report on Supplementary Information.

Developing People for Superior Service
J.D. Cloud & Co. L.L.P | www.jdcloud.com



Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

To the Shareholders
JetTrade, Inc.
Cincinnati, Ohio

In planning and performing our audit of the financial statements of JetTrade, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

- 15 -

Member CPA Associates International, Inc. with
Associated Offices in Principal U.S. and International Cities

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parities.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

February 23, 2010